UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934


Date of Report: ____October 28, 2010_____
(Date of earliest event reported)


| Commission File Number | Registrant; State of Incorporation Address; and Telephone Number | IRS Employer Identification No. |
|---|---|---|
| 1-11337 | INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400 | 39-1775292 |


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01      Regulation FD Disclosure**

On October 28, 2010, Integrys Energy Group issued a press release providing revised guidance for 2010 and information on an impairment charge recorded at Integrys Energy Services, Inc in the third quarter of 2010.

**Item 9.01      Financial Statements and Exhibits**

(d)    <u>Exhibits</u>.  The following exhibits are being filed herewith:

99.1      Press release dated October 28, 2010, providing revised guidance for 2010 and information on an impairment charge recorded at Integrys Energy Services, Inc. in the third quarter of 2010

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INTEGRYS ENERGY GROUP, INC.**

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Vice President, Chief Legal Officer and Secretary

Date: October 28, 2010

# INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated October 28, 2010

**Exhibit**
**Number**

99.1     Press release dated October 28, 2010, providing revised guidance for 2010 and information on an impairment charge recorded at Integrys Energy Services, Inc. in the third quarter of 2010



Exhibit 99.1
Integrys Energy Group, Inc.

**NEWS RELEASE**

**For Immediate Release**
October 28, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

### Integrys Energy Group, Inc. Announces
### Revised Earnings per Share Guidance Range for 2010;
### *Net of Special Items on an After-Tax Basis, Earnings per Share – Adjusted Guidance Range for 2010 Has Improved*

### A $25.9 Million After-Tax Non-Cash Asset Impairment Charge Related to Certain of Integrys Energy Services' Power Plants was Recorded in the Company's Third Quarter 2010 Financial Results

**Chicago – October 28, 2010 –** Integrys Energy Group, Inc. (NYSE: TEG) today announced a revision to its diluted earnings per share guidance for 2010. On a Generally Accepted Accounting Principles (GAAP) basis, diluted earnings per share for 2010 is expected to be in the range of $2.61 to $2.78. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions subsequent to September 30, 2010. This guidance does not include any additional Integrys Energy Group restructuring costs subsequent to September 30, 2010 related to reductions in workforce that are currently in progress and nearing completion (other than those at Integrys Energy Services related to its strategy change).

Diluted earnings per share guidance is adjusted for certain items that are not comparable from one period to the next. The guidance range for Integrys Energy Group's 2010 diluted earnings per share – adjusted is between $3.00 to $3.17. Please see the "Diluted Earnings per Share Guidance Information" at the end of this news release for more detailed information on earnings guidance.

This revised guidance for Integrys Energy Group's 2010 diluted earnings per share – adjusted of $3.00 to $3.17 is an improvement to Integrys Energy Group's guidance for 2010 diluted earnings per share – adjusted of $2.89 to $3.17, which was provided at its second quarter earnings conference call on August 5, 2010. This revised diluted earnings per share – adjusted guidance for 2010 was primarily driven by increased regulated electric sales throughput due to weather. Additional details regarding this revised guidance for 2010 diluted earnings per share – adjusted, as well as an update to guidance for 2011 diluted earnings per share – adjusted will be provided in Integrys Energy Group's third quarter earnings release scheduled to be distributed after market closes on Wednesday, November 3, 2010.

In the third quarter of 2010, Integrys Energy Group recorded a pre-tax non-cash impairment loss of $43.2 million ($25.9 million after-tax, or $0.33 per share) related to three natural gas-fired generation plants (Beaver Falls Generation, Syracuse Generation, and the Combined Locks Energy Center) owned by Integrys Energy Services, its wholly owned nonregulated retail energy supply and services subsidiary. The impairment charge resulted from lower estimated future cash flows for these plants due to reduced expectations for forward capacity prices. The plants were written down to their estimated fair value. More details will be included in Integrys Energy Group's Form 10-Q for the quarterly period ended September 30, 2010, which is expected to be filed with the United States Securities and Exchange Commission on Wednesday evening, November 3, 2010.


Integrys Energy Group
Diluted Earnings Per Share Guidance Information


| | Potential 2010 | |
| --- | --- | --- |
| | Low Scenario | High Scenario |
| **Information on Special Items:** | | |
| Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance. | | |
| Diluted EPS - GAAP | $ 2.61 | $ 2.78 |
| Special items (net of taxes): | | |
| Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services | (0.33) | (0.33) |
| Settlement of Integrys Energy Services' supply contracts | 0.08 | 0.08 |
| Impairment losses on property, plant, and equipment - Integrys Energy Services | 0.33 | 0.33 |
| Restructuring charges | 0.08 | 0.08 |
| Net loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change | 0.08 | 0.08 |
| Deferred income tax expense resulting from enactment of health care reform legislation | 0.15 | 0.15 |
| Diluted EPS - adjusted | $ 3.00 | $ 3.17 |
| Average Shares of Common Stock - Diluted (millions) | 77.8 | 77.8 |

## FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The individual and cumulative impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, financial reform, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory proceedings, enforcement actions or inquiries, including, but not limited to, manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the United States Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;

- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand, including the ability to attract and retain customers in Integrys Energy Group's nonregulated energy services business and to adequately forecast its energy usage for nonregulated customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial and derivative instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

**About Integrys Energy Group, Inc.**

*Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).*

*More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.*

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